To the shareholders of SOPHiA GENETICS SA (Nasdaq SOPH) (the Company)

Invitation to the Annual General Meeting

Date and Time: Wednesday, June 18, 2025, at 8:00 a.m. (08:00) EDT / 2:00 p.m. (14:00) CEST
Location: Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle, Switzerland
(AGM 2025)

Dear Shareholders,

SOPHiA GENETICS was founded in 2011 by a team of biologists and data scientists. At the time, we dreamed of a world in which data and analytics would transform patient care. A world in which discoveries and insights are shared across institutions. And a world in which all patients across the globe have equal access to these insights and, in turn, to the best possible care.
In 2024, AI created transformative change across industries, from self-driving cars to generative AI to virtual assistants. Despite this, healthcare has lagged in many ways. While cars have learned to drive themselves over the last few years, patient treatment has remained largely the same.
Building impactful AI in healthcare comes with unique challenges. Human biology is deeply complex. The playing field is small, literally at the molecular level. And the parameters for analysis are in a constant state of fundamental change. Building AI for self-driving cars is difficult, but the rules are largely set. The roads are paved and marked. The turns are perceivable. The physical space is understood and well-defined.
While challenges to building effective AI in healthcare exist, the mission is not impossible. It requires three ingredients: a deep understanding of biology, advanced algorithms, and large datasets, which are also diverse, real-time, and real-world. At SOPHiA GENETICS, we satisfied these requirements to build the most widely used AI Platform in healthcare today.
We acquired the ingredients for success in a unique way – by cultivating a community of users who love using the SOPHIA DDM™ Platform. Today, top biologists across 800+ institutions and 70+ countries log on daily to analyze and interpret human disease. They contribute their knowledge and expertise in the form of insights, which fuel the Platform’s AI and create an invaluable engine for analytics. They also upload a constant stream of over 350,000 patient profiles annually, exposing the Platform’s AI to diverse, real-time, real-world data that further improves its analytical capabilities.
SOPHIA DDM™ is ushering in a new era of medicine by using AI to transform patient care. The Platform also fulfills our promise of giving all patients across the globe equal access to the best possible care. Since inception, 1.9 million patients have benefited from this technology. However, this impact was not by chance. I sincerely thank the dedicated team of SOPHiANs who have been working on this mission for over a decade. I also thank our customers, partners, and shareholders for joining us on this critical journey.
As we turn to the future, we have one relentless focus – growth, growth, and more growth. While revenue in 2024 was softer than we would have liked, our progress during the year has laid a strong foundation for our future success. We refueled the Company’s growth by launching an exciting suite of new products and signing a record number of new customers, while making meaningful improvements to operating expenses and gross margin.
As we look ahead, we will remain focused on our six strategic pillars for long-term, sustainable growth. I am excited to share more details on our 2024 progress along each of these pillars.
Accelerating adoption of SOPHIA DDM™ by landing new clinical customers
Healthcare institutions around the world continue to choose SOPHIA DDM™ for very good reasons, for example, the Platform’s top analytical performance, ability to expedite turnaround time, expansive menu, and cost-effectiveness.

I am thrilled to announce that we landed a record 92 new core genomics customers in 2024. These institutions are joining a community of the top names in healthcare, gaining access to a collective intelligence that includes 5 of the 7 top cancer hospitals in the world.
One area we continue to focus on is growth in the US, as the market offers immense potential for growth. I was proud to see our US customer list grow in 2024. Our list of US customers now includes top names such as Mount Sinai and Mayo Clinic, two premier healthcare institutions in the US. This success is driving meaningful results. Clinical revenue grew 23% in the US in 2024, and analysis volume grew 26%. As I consider our progress over the last 3 years, I can’t help feeling that we’ve reached an inflection point. World-class institutions continue to join our network and volumes continue to grow materially. I look forward to keeping you updated on our progress throughout the year.
Expanding usage of SOPHIA DDM™ within our existing customer base
We continue to employ a “land and expand” commercial strategy that focuses on winning new customers and then driving usage of our Platform by encouraging those customers to adopt more and more SOPHIA DDM™ applications over time.
In 2024, we continued to delight our customers and, in doing so, expand within accounts. We recorded an impressive Net Promoter Score of 67, an achievement we are very proud of. We are also proud that our customers continue to adopt more applications once joining our network. As of the end of 2024, 58% of customers used two or more applications, up from 56% a year ago. 36% of customers used three or more applications, up from 31% a year ago. And 21% of our customers used four or more applications. The continued proof of our ability to expand within existing customers exemplifies the importance of landing new customers across the globe.
Building SOPHIA DDM™’s menu of offerings
At SOPHiA GENETICS, innovation is part of our DNA. We believe in customer-centric innovation, listening to customers and meeting their needs with new and exciting applications. 2024 was a landmark year for building our menu of offerings.
In April 2024, we launched a new liquid biopsy offering in MSK-ACCESS® powered with SOPHIA DDM™. The application enables hospitals and labs across the globe to launch world-renowned Liquid Biopsy testing from within the walls of their own institution. Since its launch just 10 months ago, I am thrilled that 34 customers across 20 countries have already adopted the application.
In addition to MSK-ACCESS®, we launched the application’s Solid Tumor testing counterpart, MSK-IMPACT® powered with SOPHIA DDM™ in October 2024. The application helps solidify our offering as the gold standard and unlock joint-selling opportunities with liquid biopsy by leveraging synergies between tissue and blood-based testing. MSK-ACCESS® and MSK-IMPACT® will shape the future of our company for years to come, both in terms of clinical adoption and growing interest from our BioPharma partners.
Beyond application launches, we also unveiled a new generation of the SOPHIA DDM™ Platform in 2024. The new generation includes a full technology modernization, moving the Platform from Java to Web and microservices. This upgrade not only creates a better user experience for customers, but it also enables us to scale our data compute more efficiently and launch new applications and features even more quickly than we do today.

Leveraging SOPHIA DDM™ to provide value to BioPharma companies
Our BioPharma business did not perform well in 2024. In response to the performance, we took a series of actions. Namely, we restructured the business by separating Data and Diagnostics offerings to better align with how we go-to-market. We also took action to expedite sales cycles and respond to BioPharma budget constraints. Leading indicators such as a healthy and growing pipeline suggest that the business is regaining momentum as we move into 2025, and we remain diligently concentrated on improving BioPharma execution this year.
On the Diagnostics side, BioPharma partners, such as AstraZeneca, have been excited to leverage the SOPHiA network to expand access to cancer testing and improve the deployment of their drugs across the globe. In February 2024, AZ expanded its existing program with SOPHiA GENETICS in Spain to increase access to local testing for HRD testing throughout the country. In September 2024, we announced an agreement with AZ to deploy MSK-ACCESS® powered with SOPHIA DDM™ to 20 locations worldwide. Both programs are a testament to the great work AZ and SOPHiA GENETICS are doing together to increase access to life-saving testing around the globe.
On the Data side, we announced the launch of SOPHiA UNITY. SOPHiA UNITY is a data-driven consortium of leading healthcare institutions that will share multimodal patient data to advance cancer research and drug development. This effort is set to accelerate the development of SOPHiA CarePath™, our multimodal analytics module which houses predictive algorithms that offer immense value to BioPharma for drug development and commercialization.
Building partnerships in the ecosystem
Since 2011, we have collaborated with like-minded industry partners to advance precision medicine. 2024 was a powerful year for partnerships at SOPHiA GENETICS, as we continued driving progress with partners such as AstraZeneca, Memorial Sloan Kettering Cancer Center, Microsoft, and NVIDIA.
In 2024, SOPHiA GENETICS and NVIDIA entered a partnership to develop advanced techniques for analyzing the large amounts of data associated with healthcare data. One example of our collaboration includes a project with Microsoft and NVIDIA to streamline and scale whole genome sequencing (WGS). By leveraging our respective expertise, we are focused on improving speed and efficiency of our analysis to get patients insights up to 10 times faster than previously recorded.
We look forward to continuing to work with new and existing valued partners in 2025 as we accelerate innovation and expand access to precision cancer care together.
Excelling operationally within SOPHiA GENETICS
Our final strategic pillar focuses on excelling operationally at every level within SOPHiA GENETICS. Our long-term commitment to operational excellence means we are laser-focused on efficiency and cost savings.
In 2024, we made major strides in this area. Adjusted gross margin reached 72.8% in 2024, up 60 basis points compared to the previous year. This achievement was due to targeted initiatives to expand our data compute capabilities. In addition, adjusted operating loss improved 20% year-over-year as we continued to improve efficiency across teams. These savings were achieved while continuing to invest in our commercial teams and high ROI R&D projects.
The company remains as committed as ever to profitable growth. We expect to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027.

Looking Ahead
As we look to 2025, we are more focused than ever on our mission. 2024 has laid the foundation for a reacceleration of growth. A record number of new customer signings in 2024 gives us a strong base for expanding usage of our Platform. The US market continues to provide huge opportunities. And new applications such as MSK-ACCESS® and MSK-IMPACT® powered with SOPHIA DDM™ offer unique catalysts for growth.
In closing, I want to say thank you again to our SOPHiA colleagues, partners, customers, and investors for joining us in our journey to use AI to transform patient care. Together, we have built the most widely used AI Platform in healthcare, impacting 352,000 patients cases in 2024 and over 1.9 million analysis since inception.
We look forward to continuing to update you on SOPHiA’s future success.
Forza SOPHiA!

Dr. Jurgi Camblong
Co-Founder and Chief Executive Officer
SOPHiA GENETICS

Agenda and Proposals of the Board of Directors
1. 2024 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports
The board of directors (the Board) proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2024 be approved, and that the Auditors’ Reports be acknowledged.
Explanation: Pursuant to Swiss law and the articles of association of the Company (the AoA), the Annual General Meeting has the authority to decide on the management report, the annual financial statements and the consolidated financial statements.
2.Consultative Vote on the 2024 ESG Impact Summary (Sustainability Report)
The Board proposes that the ESG Impact Summary (sustainability report) for the financial year 2024 be approved (consultative vote).
Explanation: Pursuant to Swiss law and the AoA, the Board shall submit a sustainability report (report on non-financial matters). The Board will do this in the form of an Environmental, Social and Governance (ESG) Impact Summary for a consultative vote to the Annual General Meeting.
3.Discharge of the members of the Board of Directors and the Executive Committee
The Board proposes that the members of the Board and the Executive Committee be discharged from liability for the financial year 2024.
Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to decide on the discharge.
4.Appropriation of 2024 Financial Results
The Board proposes that the net loss of the Company for the financial year 2024 be carried forward as follows:

(in CHF)	2024
Accumulated deficit at the beginning of the period	(311,338,505)
Loss for the year	(39,621,175)
Accumulated deficit available to the general meeting	(350,959,680)
Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to decide on the appropriation of retained earnings or net loss. The Board proposes that the net loss for the year 2024 be carried forward.
5. Re-election of the Chair; re-election of the members of the Board of Directors
The Board proposes the re-election of Troy Cox (as Chair and member of the Board) and Jurgi Camblong, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch, and Vincent Ossipow (as members of the Board) for a term of office until completion of the 2026 Annual General Meeting.
a.Re-election of Troy Cox (as Chair and member of the Board)
b.Re-election of Jurgi Camblong (as member of the Board)
c.Re-election of Tomer Berkovitz (as member of the Board)
d.Re-election of Jean-Michel Cosséry (as member of the Board)
e.Re-election of Kathy Hibbs (as member of the Board)
f.Re-election of Didier Hirsch (as member of the Board)
g.Re-election of Vincent Ossipow (as member of the Board)

Explanation: Under Swiss law, members of the Board of Directors are elected for a one-year term. Accordingly, the mandates of the Chair and all members of the Board expire at the conclusion of the Annual General Meeting 2025. In accordance with Swiss law and the AoA, the Annual General Meeting holds the authority to elect or re-elect the Board members.

Biographical Information: Information on the professional background of the Chair and the other current members of the Board can be found in our 2024 Annual Report.
Director Independence: The Board has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Jean-Michel Cosséry, Kathy Hibbs, Didier Hirsch and Vincent Ossipow is an independent director within the meaning of applicable Nasdaq standards.

6.Re-election of the members of the Compensation Committee
The Board proposes the re-election of Kathy Hibbs, Jean-Michel Cosséry and Vincent Ossipow as members of the Compensation Committee, each for a term of office until completion of the 2026 Annual General Meeting, subject to their re-election as members of the Board.
a.Re-election of Kathy Hibbs
b.Re-election of Jean-Michel Cosséry
c.Re-election of Vincent Ossipow

Explanation: In accordance with Swiss law and the AoA, the Annual General Meeting holds the authority to elect or re-elect the members of the Compensation Committee. These elections will be conducted on an individual basis. The Board of Directors proposes to re-appoint Kathy Hibbs as
Chair of the Compensation Committee, subject to her re-election as a member of the Compensation Committee.
7.Election of the Independent Proxy
The Board proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until the completion of the 2026 Annual General Meeting.
Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to elect the Independent Proxy on an annual basis. The Board proposes to elect the notary firm PHC Notaires as Independent Proxy. If elected, any notary public with PHC Notaires would be able to act as Independent Proxy.
8.Re-election of the Statutory Auditors
The Board proposes to re-elect PricewaterhouseCoopers SA (CHE-497.306.752), in Lausanne, Switzerland, as the Company’s statutory auditors for the financial year 2025.
Explanation: Pursuant to Swiss law and the AoA, the Annual General Meeting has the authority to elect the statutory auditors.
9.Approval of the Compensation of the Board of Directors and the Executive Committee
a.Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2026 Annual General Meeting
The Board proposes to approve a maximum aggregate amount of compensation for the members of the Board of USD 1,942,600 for the period from the 2025 Annual General Meeting to the 2026 Annual General Meeting.
Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of compensation of the Board is to be submitted to a binding vote by the Annual General Meeting. The compensation for the Board and its committees is comprised of cash board fees and participation in the Company’s long-term equity incentive plan. The current Board consists of seven members (two of whom do not receive compensation as Board members). The proposed amount of compensation is the same amount as approved by the 2024 Annual General Meeting and reflects the total amount for five paid members of the Board and provides a cushion to facilitate new appointments and potential replacements or additions throughout the year in accordance with the Company’s directors’ compensation policy. Additional information on the compensation of the Board can be found in the 2024 Compensation Report.
b.Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2026
The Board proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,279,007 for the financial year 2026.
Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of fixed compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. The fixed compensation for the seven members of the Executive Committee is comprised of annual salary, excluding social security and pension contributions, paid by the Company. The proposed maximum amount reflects the appointment of our new Chief Financial Officer as an additional member of the Executive Committee, which now comprises seven members compared to six at the time of the 2024 Annual General Meeting. It also includes a contingency to account for potential exchange rate fluctuations (given that the majority of Executive Committee members is remunerated in Swiss Francs rather than U.S. Dollars), as well as to address inflationary pressures and potential merit-based adjustments, subject to performance during the 2025 financial year.
c.Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2025
The Board proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 15,950,000 for the current financial year 2025, comprising an equity component of up to USD 13,350,000 and a cash component of up to USD 2,600,000.
Explanation: Pursuant to Swiss law and the AoA, the aggregate amount of variable compensation of the Executive Committee is to be submitted to a binding vote by the Annual General Meeting. For the financial year 2025, the proposed variable compensation for the seven members of the Executive Committee consists primarily of participation in the Company’s long-term equity incentive plan, which includes options and restricted share units (RSUs), with a smaller portion allocated to annual cash bonus payments. Of the total proposed maximum amount of USD 15,950,000, the cash bonus component represents approximately 16%, subject to actual performance outcomes and foreign exchange fluctuations. It is further noted that for the financial year 2024, the actual payout was significantly lower than the amount previously approved by the Annual General Meeting, reflecting underperformance against certain key performance indicators.

10.Amendments to the Articles of Association
Explanations of the proposed amendments to the AoA by the Board can be found below under each respective agenda item.
a.Capital Range (or Band)
The Board proposes to amend Article 4a of the AoA (Capital Range) in order to extend the term of the capital range and, accordingly, to replace Article 4a para. 1 of the AoA by the following provision (amendments are in bold and underlined; rest remains unchanged):
“The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 18, 2030 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.”
“La Société dispose d'une marge de fluctuation du capital allant de CHF 3'319'908.20 (limite inférieure) à CHF 4'979'862.30 (limite supérieure). Le Conseil d'Administration peut dans les limites définies de la marge de fluctuation, et ce jusqu'au 18 juin 2030 ou jusqu'à l'expiration anticipée de la marge de fluctuation, augmenter ou réduire le capital-actions en une ou plusieurs fois, de quelque montant que ce soit, ou acquérir ou aliéner des actions directement ou indirectement. L'augmentation ou la réduction du capital peut se faire par l'émission de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, respectivement l'annulation de jusqu'à 33'199'082 actions nominatives d'une valeur nominale de CHF 0.05 chacune, ou par une augmentation ou une réduction, dans les limites de la marge de fluctuation, de la valeur nominale des actions nominatives existantes ou encore par une réduction et une nouvelle augmentation simultanées.”
Explanation: The proposed amendments in Article 4a para. 1 of the AoA aims at extending the term of the capital range until June 18, 2030, which is currently scheduled to expire on June 26, 2029. These amendments require the approval of two-thirds of the shares represented at the Annual General Meeting.
b.Conditional Share Capital
The Board proposes to amend (i) Article 4b of the AoA (Conditional Share Capital for Employee Participation) and (ii) Article 4c of the AoA (Conditional Share Capital for Financing, Acquisitions and other Purposes). In order to increase the total amount of the conditional share capital for employee Participation and reduce the conditional share capital for financing, acquisitions and other purposes, and, accordingly, to replace Article 4b para. 1 and Article 4c para. 1 of the AoA by the following provision (amendments are in bold and underlined; rest remains unchanged):
Article 4b para. 1:
“The share capital may be increased in an amount not to exceed CHF 1,069,162.35 through the issuance of up to 21,383,247 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares, or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.”
“Le capital-actions peut être augmenté d'un montant maximum de CHF 1'069'162.35 par l'émission de 21'383'247 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées, par l'émission directe ou indirecte d'actions ou par l'exercice ou l'exercice obligatoire de droits de souscription d'actions ou par des obligations d'acquisition d'actions accordées ou imposées à des membres du conseil d'administration (ou d'un organe équivalent), des membres de la direction, des employés, des co-contractants ou des consultants de la Société ou de l'une des sociétés du groupe, ou d'autres personnes exerçant des services au bénéfice de la Société ou de l'une des sociétés du groupe.”
Article 4c para. 1:
“The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF 913,868.15 through the issuance of up to 18,277,363 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial lnstruments).”
“Le capital-actions peut être augmenté, y compris en lien avec une future offre publique d'acquisition, d'un montant maximum de CHF 913'868.15 par l'émission de 18'277'363 actions nominatives au plus, d'une valeur nominale de CHF 0.05 chacune, qui doivent être intégralement libérées par l'exercice ou l'exercice obligatoire de droits de conversion, d'échange, d'option, de warrant ou d'autres droits ou obligations similaires pour la souscription d'actions octroyés aux actionnaires ou à des tiers de maniêre autonome ou en rapport avec des obligations, effets, options, warrants ou autres instruments financiers ou obligations contractuelles de la Société ou de l'une des sociétés du groupe (collectivement, les lnstruments Financiers).”
Explanation: The proposed amendment in Article 4b paragraph 1 of the AoA is to cover the annual 5% evergreen top-up provided in the Company’s 2021 Equity Incentive Plan and will further serve to grant equity securities to the persons mentioned in Article 4b paragraph 1 of the AoA in view of incentivizing them to contribute to the Company's success and long-term business value. The Company does not plan to change its equity-linked compensation practice based on the updated wording of Article 4b of the AoA.
The proposed amendment to Article 4c, paragraph 1 of the Articles of Association seeks to reduce the conditional share capital allocated for financing, acquisitions, and other purposes, in order to avoid an increase in total share capital. This adjustment ensures compliance with statutory limits, helps minimize potential shareholder dilution and avoids unnecessary tax and legal costs associated with issuance of shares.
These amendments require the approval of two-thirds of the shares represented at the Annual General Meeting.

Organizational Information
1.Annual Report

The Annual Report for the financial year 2024 (including the 2024 Management Report, the Consolidated Financial Statements, the Annual Financial Statements, the Compensation Report, and the Auditors’ Reports) is available electronically as from the date of this AGM 2025 invitation (the Notice) on the Company’s website at https://ir.sophiagenetics.com/events/event-details/2025-annual-general-meeting. The Annual Report will be mailed on request free of charge to any shareholder.

2.Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of April 24, 2025, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the AGM 2025. Shareholders who sell their shares prior to the AGM 2025 will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the AGM 2025 will not be able to vote those shares at the AGM 2025.
The AoA provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.
These restrictions on registration or voting do not impact the trading of shares before, during or after the AGM 2025.
3.AGM 2025 Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the Notice directly from Computershare, with access information for the Computershare portal, by which Holders of Record may request a copy of the Notice and/or give voting instructions and authorization to the Independent Proxy, Mr. Alain Légeret, notary public, Lausanne, Switzerland, as well as information on voting by mail, and/or request an admission card.
Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. The Notice can also be accessed at https://ir.sophiagenetics.com/events/event-details/2025-annual-general-meeting.
4.Proxy/Voting

Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code). To do so, Holders of Record should follow the instructions given in and with the Notice.
Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of the Notice, a proxy card and an admission card as indicated in the Notice. Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled-out and signed proxy card to Computershare at the following address:
Proxy Services
c/o Computershare Investor Services
PO Box 505008
Louisville, KY 40233-9814
United States of America
Electronic voting instructions and proxy cards must be received by Computershare no later than June 13, 2025, at 11:59 p.m. (23:59) EDT / June 14, 2025, at 5:59 a.m. (05:59) CEST. Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.
Holders of Record may also attend the AGM 2025 in person or arrange to be represented by another shareholder with the right to vote, in each case using the admission card or proxy card they may request via Computershare. To do so, Holders of Record should follow the instructions given in the Notice. The Company recommends that Holders of Record who plan to attend the AGM 2025 nevertheless give voting instructions and authorization to the Independent Proxy as set out above.
Holders of Record who plan to attend the AGM 2025 in person need to present their notice or their admission card and a valid government-issued proof of identity at the AGM 2025 venue. Such Holders of Record are urged to arrive at the AGM 2025 venue no later than 1:30 p.m. (13:30) CEST on Wednesday, June 18, 2025.
Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank. Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.Leaving the AGM 2025 Early

To enable the Company to determine attendance correctly, any shareholder leaving the AGM 2025 early or temporarily will be requested to present their proxy card upon exit.

Contact Address
SOPHiA GENETICS SA
La Pièce 12,
1180 Rolle
Switzerland
Investor Relations:
Kellen Sanger, Chief of Staff, Head of Strategy
Phone: +1 770 655 4729
ir@sophiagenetics.com
https://www.sophiagenetics.com/
Rolle, May 8, 2025

SOPHiA GENETICS SA

For the Board of Directors

Troy Cox Chair of the Board of Directors

Appendix to the Invitation to the SOPHiA GENETICS SA 2025 Annual General Meeting
Additional information for the vote on the proposed amendments to the Articles of Association of SOPHiA GENETICS SA (AoA)
1.Introduction
This Appendix provides our shareholders with information regarding the proposed amendments our the AoA submitted for a vote at the SOPHiA GENETICS SA (Nasdaq SOPH) 2025 Annual General Meeting (AGM 2025).
The proposed amendments to the AoA under Swiss law relate to (i) the extension of the term of the capital range, (ii) the changes of the Company’s conditional share capital. We believe the proposed amendments to our AoA are beneficial to the Company and our shareholders.
Please note that this Appendix highlights the proposed new wordings of the AoA which shall form part of the invitation to the AGM 2025 by way of reference. Only amended sections and paragraphs to the AoA are submitted to a vote at this AGM 2025. Unchanged parts of the AoA shall remain in force and effect.
2.Proposed amendments to the Articles of Association
1.Capital Range
The Board of Directors proposes the following amendments to Article 4a of the AoA:

Current Article 4a	Proposed Amendments to Article 4a
Article 4a Capital Range
"(1) The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 26, 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.
[…]"

Article 4a Capital Range
"(1) The Company has a capital range ranging from CHF 3,319,908.20 (lower limit) to CHF 4,979,862.30 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June ~~26, 2029~~ 18, 2030 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 33,199,082 fully paid-in registered shares with a par value of CHF 0.05 each and cancelling up to 33,199,082 registered shares with a par value of CHF 0.05 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.
[…]"

2.Conditional Share Capitals

The Board of Directors proposes the following amendments to Article 4b and of the AoA:

Current Article 4b	Proposed Amendments to Article 4b
Article 4b – Conditional share capital for employee participation
"(1) The share capital may be increased in an amount not to exceed CHF 903,076.40 through the issuance of up to 18,061,528 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.
[…]”

Article 4b – Conditional share capital for employee participation
"(1) The share capital may be increased in an amount not to exceed CHF ~~903,076.40 1,069,162.35~~ 913,868.15 through the issuance of up to ~~18,061,528~~ 21,383,247 fully paid in registered shares with a par value of CHF 0.05 per share through the direct or indirect issuance of shares or through the exercise or mandatory exercise of rights to acquire shares or through obligations to acquire shares that were granted to or imposed on members of the Board of Directors (or equivalent corporate body), members of the executive management, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.
[…]"

Current Article 4c	Proposed Amendments to Article 4c
Article 4c – Conditional share capital for financing, acquisitions and other purposes
"(1) “The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF 1,079,954.10 through the issuance of up to 21,599,082 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial Instruments).
[…]”

Article 4c – Conditional share capital for financing, acquisitions and other purposes
"(1) “The share capital may be increased including in connection with an intended takeover in an amount not to exceed CHF ~~1,079,954.10~~ 913,868.15 through the issuance of up to ~~21,599,082~~ 18,277,363 fully paid in registered shares with a par value of CHF 0.05 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a stand-alone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the Financial Instruments).
[…]"

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to EBITDA and Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2024		2023		2024		2023
Loss for the period	$(15,158)	$—	$(24,060)	$—	$(62,493)	$—	$(78,981)
Exclude the impact of:
Depreciation	$1,136		$1,170		$4,575		$6,030
Amortization	1,152		811		4,021		2,828
Interest income	(655)	—	(961)	—	(3,362)	—	(4,547)
Interest expense	681	—	150	—	1,913	—	588
Fair value adjustments on warrant obligations	(104)	—	—	—	(370)	—	—
Foreign exchange gains (losses), net	(2,824)	—	5,917	—	(3,479)	—	7,628
Income tax expense	616	—	8	—	1,223	—	486
EBITDA	$(15,156)		$(16,965)		$(57,972)		$(65,968)
Adjustments to EBITDA:
Share-based compensation expense(1)	5,078		4,211		16,488		15,247
Non-cash pension expenses (income)(2)	1,027		(625)		1,306		(394)
Costs associated with restructuring(3)	—		1,232		—		1,232
Adjusted EBITDA	$(9,051)		$(12,147)		$(40,178)		$(49,883)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2024	2023	Growth	2024	2023	Growth
IFRS revenue	$17,733	$17,048	4%	$65,173	$62,371	4%
Current period constant currency impact	192	—		129	—
Constant currency revenue	$17,925	$17,048	5%	$65,302	$62,371	5%
COVID-19-related revenue	(35)	(106)		(78)	(319)
Constant currency impact on COVID-19-related revenue	(2)	—		—	—
Constant currency revenue excluding COVID-19-related revenue	$17,888	$16,942	6%	$65,224	$62,052	5%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2024		2023	2024	2023
Revenue	$17,733		$17,048	$65,173	$62,371
Cost of revenue	(5,631)	—	(5,150)	(21,236)	(19,458)
Gross profit	$12,102		$11,898	$43,937	$42,913
Amortization of capitalized research and development expenses(4)	1,061		619	3,524	2,099
Adjusted gross profit	$13,163		$12,517	$47,461	$45,012

Gross profit margin	68.2%		69.8%	67.4%	68.8%
Amortization of capitalized research and development expenses(4)	6.0%		3.6%	5.4%	3.4%
Adjusted gross profit margin	74.2%		73.4%	72.8%	72.2%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Operating loss	$(17,444)	$(18,946)	$(66,568)	$(74,826)
Amortization of capitalized research & development expenses(4)	1,061	619	3,524	2,099
Amortization of intangible assets(5)	90	193	497	729
Share-based compensation expense(1)	5,078	4,211	16,488	15,247
Non-cash pension expense(2)	1,027	(625)	1,306	(394)
Costs associated with restructuring(3)	—	1,232	—	1,232
Adjusted operating loss	$(10,188)	$(13,316)	$(44,753)	$(55,913)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(3)Costs associated with restructuring consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.

(4)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(5)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

Cautionary Notice Regarding Forward-Looking Statements

This invitation contains statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, and technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2024 (our “20-F 2024") and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results and cash usage, including statements relating to the portion of our remaining performance obligation that we expect to recognize as revenue in future periods;
•our plans regarding further development of our SOPHiA DDMTM Platform and related products and solutions, which we collectively refer to as “SOPHiA DDM Platform” in our 20-F 2024, and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;

•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;

•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.

These forward-looking statements speak only as of the date of this invitation discussion and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our 20-F 2024 and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this invitation with the understanding that our actual future results may be materially different from what we expect.